Q3
2012

LEADINGBRANDS™

Third Quarter Report

Period Ended November 30, 2012

Note: The financial statements
accompanying this report have not been
audited or reviewed by the Company’s
auditors

Report to Shareholders

To our Shareholders:

Gross revenue for Q3 2012 was $4,081,000, versus $4,474,000 in the same period of last year. The decrease was due to a reduction in demand for the Company’s co-packing services in the quarter, a delay in delivery of product for a seasonal promotion and a lag in listings of the Company’s juice brands due to a change in packaging format.

Q3 2012 net loss was $(376,000) or $(0.13) per share [$(0.11) fully diluted] versus net income of $245,000 or $0.07 per share [$0.07 fully diluted] in the same quarter of fiscal 2011. YTD net income was $628,000 or $0.21 per share [$0.19 fully diluted], versus a net income of $1,339,000 or $0.39 per share [$0.37 fully diluted] in the first three quarters of last year.

Q3 2012 net loss before stock based compensation (SBC) was $(344,000) or $(0.12) per share [$(0.10) fully diluted] versus $272,000 or $0.08 per share [$0.08 fully diluted] in the same quarter last year. YTD net income before SBC $750,000 or $0.25 per share [$0.22 fully diluted] as compared to $1,599,000 or $0.40 [$0.38 fully diluted] a year ago.

Q3 2012 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $(261,000) or $(0.09) per share [$(0.08) fully diluted], versus a positive $556,000 or $0.17 per share [$0.16 fully diluted] during the same period last year. YTD EBITDAS was $1,567,000 or $0.51 per share [$0.47 fully diluted] versus $2,789,000 or $0.80 per share [$0.76 fully diluted] in the first three quarters of fiscal 2011.

The Company is extremely disappointed in this quarterly loss, following on 14 consecutive quarters of positive EBITDAS generating $11,000,000. Approximately $150,000 of this loss was occasioned by extraordinary items. Additionally, the Company could have – as in past years – reacted more quickly and decisively to its seasonal slowdown to mitigate the impact on profitability. Changes are in the process of being implemented to avoid a recurrence.

Non-GAAP Net Income before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011
Net Income (loss)	$(376,000)	$245,000	$628,000	$1,339,000
Add back SBC	32,000	27,000	122,000	260,000
Net income before SBC	$(344,000)	$272,000	$750,000	$1,599,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011

Net Income (loss) per share	$(0.13)	$0.07	$0.21	$0.39
Add back SBC per share	0.01	0.01	0.04	0.07
Net Income per share before SBC	$(0.12)	$0.08	$0.25	$0.46

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011
Net Income (loss)	$(376,000)	$245,000	$628,000	$1,339,000
Add back:
Interest	4,000	14,000	11,000	64,000
Depreciation and Amortization	177,000	170,000	499,000	506,000
Non-cash stock based compensation	32,000	27,000	122,000	260,000
Non-cash income tax expense	(98,000)	100,000	307,000	620,000
Total Add Backs	115,000	311,000	939,000	1,450,000
EBITDAS	$261,000	$556,000	$1,567,000	$2,789,000

EBITDAS per share reconciles to earnings per share as follows:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011
Net Income (loss) per share	$(0.13)	$0.07	$0.21	$0.39
Add back:
Interest	0.00	0.01	0.01	0.02
Depreciation and Amortization	0.06	0.05	0.16	0.14
Non-cash stock based compensation	0.01	0.01	0.04	0.07
Non-cash income tax expense	(0.03)	0.03	0.10	0.18
EBITDAS per share	$(0.09)	$0.17	$0.51	$0.80

Gross profit margin for the quarter was 26.2%, down from 36.9% in the same quarter last year. This quarter’s margin was directly impacted by extraordinary items, listing fees and poor promotional performance. In the past several years the Company has maintained gross profit margin in excess of 35%, as presently calculated.

Leading Brands, Inc - Q3 REPORT	1

Discounts, rebates and slotting fees were $315,000 in Q3 2012, up from $240,000 in Q3 of the prior year. SG&A expenses were $1,261,000 in Q3 of fiscal 2012, versus $1,070,000 in the comparative period of the previous year. The principal differences were costs relating to the test marketing of a new brand.

As at the end of Q3 2012 the Company had cash and available credit totaling approximately $997,000.

During Q3 2012 the Company repurchased an additional 34,785 shares of its common stock at an average price of $4.13 US per share, pursuant to its share repurchase program. As at November 30, 2012 the Company had outstanding 2,927,563 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program at appropriate times.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012 and thereafter;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q3 REPORT - Leading Brands, Inc

Management’s Discussion & Analysis

For the three and nine months ended November 30, 2012

This management’s discussion and analysis (“MD&A”) has been prepared by Leading Brands, Inc. (“the Company”) as of January 9, 2013. This MD&A covers our unaudited interim consolidated financial statements as at and for the three and nine month periods ended November 30, 2012 (“Interim Financial Statements”). As well, it provides an update to the MD&A section contained in the Company’s annual audited consolidated financial statements for the year ended February 29, 2012. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles ( GAAP ).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties, under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 6 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended November 30, 2012, the Company’s margin percentage decreased to 26.2% from 36.9% in the quarter ended November 30, 2011. Margin percentage was 37.1% for the nine month period ended November 30, 2012, a decrease from 40.1% for the nine month period ended November 30, 2011.

For the three months ended November 30, 2012, the Company reported gross sales of $4.1 million and net loss of $(376,293) as compared to gross sales of $4.5 million and net income of $245,126 in the corresponding quarter of the prior year. Gross sales in the nine months ended November 30, 2012 were $14.7 million and net income of $627,663 compared with gross sales of $15.5 million and net income of $1,339,176 in the nine months ended November 30, 2011.

Sales decreased due to (i) a reduction in demand for the Company’s co-packing services in the quarter; (ii) a delay in delivery of product for a seasonal promotion; and (iii) a lag in listings of the Company’s principal juice brands due to a change in packaging format. Listing fees paid and promotional expenses and discounts incurred also increased due to those changes. Costs associated with the change added to cost of goods sold and to the fees paid to customers. Additional investment was made to put the Company’s branded juices on more shelves across Canada and to promote them to the consumer.

The Company is extremely disappointed in this quarterly loss, following on 14 consecutive quarters of positive EBITDAS generating $11,000,000. Approximately $150,000 of this loss was occasioned by extraordinary items. Additionally, the Company could have – as in past years – reacted more quickly and decisively to its seasonal slowdown to mitigate the impact on profitability. Changes are in the process of being implemented to avoid a recurrence.

Capital expenditures were incurred to upgrade our bottling plant and to upgrade and commission a bottling line for a new product during Q2 and Q3. The Company anticipates that these investments will begin to contribute to earnings in 2013.

Leading Brands, Inc - Q3 REPORT	3

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	November 30, 2012	November 30, 2011	Change
Manufactured Products	$3,953,251	$4,291,287	$(338,036)
Purchased Products	127,601	182,750	(55,149)
Total Gross Revenue	$4,080,852	$4,474,037	$(393,185)
Discounts, Allowances and Rebates	(315,365)	(239,533)	(75,832)
Net Revenue	$3,765,487	$4,234,504	$(469,017)

Gross revenue for the quarter ended November 30, 2012 was $4,080,852 compared to $4,474,037 for the same period of the previous year, representing a decrease of $393,185 or 8.8%. This was principally due to (i) a reduction in demand for the Company’s co-packing services in the quarter; (ii) a delay in delivery of product for a seasonal promotion; and (iii) a lag in listings of the Company’s principal juice brands due to a change in packaging format.

Discounts, rebates and slotting fees for the quarter ended November 30, 2012 increased by $75,832 compared to the same period of the prior year as the Company invested in new listings and promotions of its branded beverages.

	Nine months ended	Nine months ended
Revenue	November 30, 2012	November 30, 2011	Change
Manufactured Products	$14,135,023	$14,873,906	$(738,883)
Purchased Products	580,945	674,988	(94,043)
Total Gross Revenue	$14,715,968	$15,548,894	$(832,926)
Discounts, Allowances and Rebates	(868,282)	(837,728)	(30,554)
Net Revenue	$13,847,686	$14,711,166	$(863,480)

Gross revenue for the nine months ended November 30, 2012 was $14,715,968 compared to $15,548,894 for the same period of the previous year, representing a decrease of $832,926 or 5.4%. This decrease is principally due to (i) a reduction in demand for the Company’s co-packing services in the quarter; (ii) a delay in delivery of product for a seasonal promotion; and (iii) a lag in listings of the Company’s principal juice brands due to a change in packaging format.

Discounts, rebates and slotting fees for the nine months ended November 30, 2012 increased $30,554 compared to the same period of the prior year to support the move of certain brands into new package sizes and configurations.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2012	November 30, 2011	Change
Manufactured Products	$2,667,228	$2,509,367	$157,861
Purchased Products	111,724	160,820	(49,096)
Total	$2,778,952	$2,670,187	$108,765

Cost of sales for the quarter ended November 30, 2012 were $2,778,952 compared to $2,670,187 for the same period of the previous year, representing an increase of $108,765 or 4.1%. This increase was primarily attributable to increased labour costs and a write down of inventory on obsolete package sizes.

	Nine months ended	Nine months ended
Cost of Sales	November 30, 2012	November 30, 2011	Change
Manufactured Products	$8,237,417	$8,207,636	$29,781
Purchased Products	476,838	601,857	(125,019)
Total	$8,714,255	$8,809,493	$(95,238)

Cost of sales for the nine months ended November 30, 2012 were $8,714,255 compared to $8,808,493 for the same period of the previous year, representing a decrease of $95,238 or 1.1%. Cost of sales increased as a percentage of sales compared to the previous year. This increase was primarily attributable to increased labour costs and a write down of inventory on obsolete package sizes.

MARGIN

	Quarter ended	Quarter ended
Margin	November 30, 2012	November 30, 2011	Change

Manufactured Products	$982,355	$1,549,573	$(567,218)
Purchased Products	4,180	14,744	(10,564)
Total	$986,535	$1,564,317	$(577,782)
Margin Percentage	26.2%	36.9%	(10.7% )

Margin for the quarter ended November 30, 2012 was $986,535 compared to $1,564,317 for the same quarter of the previous year. The margin percentage of 26.2% on the quarter ended November 30, 2012 represents a decrease in margin percentage of 10.7% over the prior comparative year. The decrease in margin reflects a higher investment in the Company’s brands through slotting fees and promotional pricing plus higher plant operating costs.

4	Q3 REPORT - Leading Brands, Inc

	Nine months ended	Nine months ended
Margin	November 30, 2012	November 30, 2011	Change
Manufactured Products	$5,086,401	$5,860,544	$(774,143)
Purchased Products	47,030	41,129	5,901
Total	$5,133,431	$5,901,673	$(768,242)
Margin Percentage	37.1%	40.1%	(3.0% )

Margin for the nine months ended November 30, 2012 was $5,133,431 compared to $5,901,673 for the same period of the previous year. The margin percentage of 37.1% for the nine months ended November 30, 2012 represents a decrease in margin percentage of 3.0% over the prior comparative year. The decrease in margin reflects a higher investment in the Company’s brands through slotting fees and promotional pricing plus higher plant operating costs.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses in the quarter ended November 30, 2012 increased by $191,090 (17.8%) from $1,070,709 in the same quarter of the prior year to $1,261,799. That increase was associated with certain brand development costs and costs associated with the test marketing of a new brand. Also, the Company recorded a smaller gain on foreign exchange and legal expenses rose marginally.

Summary of Quarterly Results

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February29/28 (Q4)
	2012	2011	2012	2011	2012	2011	2012	2011
Net sales / operating revenue	$3,765,487	$4,234,504	$5,418,088	$5,470,735	$4,664,111	$5,005,927	$3,692,886	$3,858,181
Net income (loss)	$(376,293)	$245,126	$592,479	$645,989	$411,479	$448,061	$211,682	$12,232
Net income (loss) per share	$(0.13)	$0.07	$0.19	$0.19	$0.13	$0.13	$0.07	$0.00
Net income (loss) per share, diluted	$(0.11)	$0.07	$0.17	$0.18	$0.12	$0.12	$0.07	$0.00

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to offcers, directors and consultants of the company. Net Income before Stock Based Compensation Expense is as follows:

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February29/28 (Q4)
	2012	2011	2012	2011	2012	2011	2012	2011
Net income (loss)	$(376,293)	$245,126	$592,479	$645,989	$411,479	$448,061	$211,682	$12,232
Stock based compensation	$32,005	$26,381	$43,863	$64,419	$46,011	$167,180	$414,822	$218,450
Net income (loss) before stock based compensation	$(344,288)	$271,507	$636,342	$710,408	$457,490	$615,241	$626,504	$230,682

Leading Brands, Inc - Q3 REPORT	5

Other Information

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
EBITDAS	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
Net income (loss)	$(376,2923)	$245,126	$627,663	$1,339,176
Interest, net	4,219	14,430	11,464	63,999
Depreciation and amortization	176,760	170,002	498,501	505,645
Stock based compensation expense	32,005	26,381	121,879	259,442
Income taxes	(98,044)	99,702	307,312	620,579
EBITDAS	$(261,353)	$555,641	$1,566,819	$2,788,841

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
Margin	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
Net revenue	$3,765,487	$4,234,504	$13,847,686	$14,711,166
Less: cost of sales	(2,778,952)	(2,670,187)	(8,714,255)	(8,809,493)
Margin	$986,535	$1,564,317	$5,133,431	$5,901,673
Margin % of Net Revenue	26.2%	36.9%	37.1%	40.1%

RELATED PARTY TRANSACTIONS

The following related party transactions not disclosed elsewhere are as follows:

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$63,000	$63,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	$132,000	$132,000	$396,000	$396,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$22,400	$20,800	$62,400	$57,900

iv)	Incurred management fees with a company related by an offcer in common, Dave Read	$63,000	$61,350	$212,550	$183,600

v)	Incurred hotel and restaurant services from a company related by a director in common, R. Thomas Gaglardi	$716	$322	$3,156	$5,750

vi)	Incurred bottling services from a company related by a director in common, Ralph McRae	$43,300	-	$74,464	-

6	Q3 REPORT - Leading Brands, Inc

Capital resources

The Company has entered a 10 year lease agreement for new offce and warehouse space in Vancouver. The move will reduce lease costs by approximately $20,000 per month. The Company estimates the cost for leasehold improvements to the new premises of $300,000 to be incurred over the next three months.

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	November 30, 2012	November 30, 2011	Change
Operating activities	$93,613	$964,067	$(870,454)
Investing activities	$(311,974)	$(59,152)	$(252,822)
Financing activities	$(177,349)	$(1,350,894)	$1,173,545

During the quarter, cash generated from operating activities decreased by $870,454 compared to the same period of the prior year. The decrease is the result of the net loss plus an increase of prepaid expense and deposits, offset by a decrease in inventory.

The increase in cash utilized for investing activities, period over period, is attributable to the purchase of equipment required for a new brand and upgrades to our bottling plant.

Cash utilized for financing activities was $177,349 during the quarter, representing a $1,173,545 decrease compared to Q3 2011. The decrease related mainly to the decrease in cash used to repurchase common shares. The Company paid $143,383 during the quarter to repurchase common shares, compared with $1,239,427 during the same quarter in 2011.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2012	November 30, 2011	Change
Operating activities	$1,737,488	$2,452,929	$(715,441)
Investing activities	$(882,012)	$(354,541)	$(527,471)
Financing activities	$(1,588,228)	$(2,799,837)	$1,211,609

For the nine months ended November 30, 2012, cash generated declined by $715,441 compared to the same period of the prior year. The decrease is the result of the Q3 net loss plus an increase of prepaid expense and deposits, offset by a decrease in inventory.

Investing activities are attributable to new capital expenditures for development of a new brand, and upgrades to information systems and capital improvements at our bottling plant.

Cash utilized for financing activities was $1,588,228 during the nine months ended November 30, 2012 (nine months ended November 30, 2011; ($2,799,837)). The decrease in cash utilized by financing activities is a result of the Company’s early repayment of its outstanding bank loan and a significant capital lease in the nine months ended November 31, 2011.

Liquidity and Working Capital

Net working capital has decreased by 59.3% since the prior year ended February 29, 2012. As at November 30, 2012, the Company has net working capital of $581,878. In addition, at November 30, 2012 the Company had $540,066 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At November 30, 2012 this credit facility was not utilized.

Total Net Working Capital	November 30, 2012	February 29, 2012
Total Current Assets	$2,449,844	$3,444,485
Less: Total Current Liabilities	(1,867,966)	(2,015,162)
Total Net Working Capital	$581,878	$1,429,323

Considering the positive net working capital position, including the cash and cash equivalents on hand at November 30, 2012, and available debt, the Company believes that it has suffcient working capital.

Contractual obligations

	Total	One year	2 to 3 years	4 to 5 years	After five years
Capital lease	$286,830	$139,035	$147,795	$-	$-
Operating leases for premises and equipment	2,789,935	532,250	979,585	851,113	426,987
Purchase agreement	397,499	83,333	156,666	157,500	-
Other obligations per balance sheet -
Trade accounts payable and accrued liabilities	1,721,471	1,721,471	-	-	-
Total obligations	$5,195,735	$2,476,089	$1,284,046	$1,008,613	$426,987

Leading Brands, Inc - Q3 REPORT	7

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2012 and are included in the February 29, 2012 annual Management’s Discussion and Analysis.

Credit Risk

The company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2012 the Company is exposed to credit through the following assets:

	November 30, 2012	February 29, 2012
Trade receivable	$599,892	$719,250
Other receivables	3,566	46,494
Allowance for doubtful accounts	(48,507)	(43,357)
	$554,951	$722,387

Any credit risk exposure on cash balances is considered insig-nificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2012, the Company’s ten largest customers comprised approximately 91% of sales compared with 87% in the last fiscal year ended February 29, 2012 and no one customer comprised more than 78% of sales compared with 78% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at November 30, 2012, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10 of the interim financial statements. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk
The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $10,000 on net earnings for the quarter ended November 30, 2012. A 5% U.S./ Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk
The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at November 30, 2012, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classi-fied as level 3. See Note 5 for results of fair valuation of the derivative liability in the period.

8	Q3 REPORT - Leading Brands, Inc

Disclosure of Outstanding Share Data

At November 30, 2012, the Company had 2,927,563 issued and outstanding common shares, 964,433 issued and outstanding stock options, of which 925,850 were vested, and 363,400 issued and outstanding common share purchase warrants. Subsequent to quarter end, 10,000 stock options were exercised on December 4, 2012.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Offcer and the Principal Financial Offcer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over finan-cial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the offcers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Leading Brands, Inc - Q3 REPORT	9

Leading Brands, Inc.
Interim Consolidated Balance Sheet

(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)	November 30, 2012	February 29, 2012

ASSETS
Cash	$456,787	$1,189,539
Accounts receivable	554,951	722,387
Inventory (Note 2)	1,039,161	1,281,653
Prepaid expenses and deposits (Note 3)	398,945	173,650
Other assets	-	77,256
	2,449,844	3,444,485
Property, plant and equipment	9,152,871	8,821,967
Deferred tax assets	2,407,314	2,714,627

Total Assets	$14,010,029	$14,981,079

LIABILITIES
Accounts payable and accrued liabilities	$1,721,471	$1,855,819
Current portion of long-term debt (Note 4)	141,174	134,852
Current portion of lease inducement	5,321	24,491
	1,867,966	2,015,162
Long-term debt (Note 4)	111,689	218,374
Derivative liability - non-employee stock options (Note 5)	284,297	263,143
	$2,263,952	$2,496,679

SHAREHOLDERS’ EQUITY

Share capital
Common shares (Note 6)	$33,093,329	$36,678,050
Treasury stock	-	-
Additional paid-in capital	18,034,611	15,815,876
Accumulated other comprehensive income -
currency translation adjustment	577,916	577,916
Accumulated deficit	(39,959,779)	(40,587,442)
	11,746,077	12,484,400
Total Liabilities and Shareholders’ Equity	$14,010,029	$14,981,079

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q3 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Statement of Income (Loss) and
other Comprehensive Income (Loss)

	Three months ended		Nine months ended
(UNAUDITED)	November 30		November 30
(EXPRESSED IN CANADIAN DOLLARS)	2012	2011	2012	2011
Gross revenue	$4,080,852	$4,474,037	$14,715,968	$15,548,984
Less: Discounts, rebates and slotting fees	(315,365)	(239,533)	(868,282)	(873,728)
Net revenue	3,765,487	4,234,504	13,847,686	14,711,166

Cost of sales	2,778,952	2,670,187	8,714,255	8,809,493
Selling, general & administration expenses	1,261,799	1,070,709	3,610,394	3,359,611
Depreciation of property, plant and equipment	176,760	170,002	498,501	505,645
Interest	4,219	17,282	14,371	73,577
Interest income	-	(2,852)	(2,907)	(9,578)
Foreign exchange loss (gain)	3,785	(11,045)	4,336	(16,217)
Change in fair value of derivative liability	(20,158)	(24,607)	21,154	19,258
Loss on disposal of assets	34,466	-	52,606	9,622
	4,239,823	3,889,676	12,912,710	12,751,411
Net Income (loss) before taxes	(474,336)	344,828	934,976	1,959,755
Income tax expense	(98,043)	99,702	307,313	620,579
Net income (loss) and
other comprehensive income (loss)	$(376,293)	$245,126	$627,663	$1,339,176

Earnings (loss) per share
Basic income per share	$(0.13)	$0.07	$0.21	$0.39
Weighted average # of shares outstanding - basic	2,958,262	3,283,304	3,048,719	3,466,462
Diluted income per share	$(0.11)	$0.07	$0.19	$0.37
Weighted average # of shares outstanding - diluted	3,291,429	3,467,719	3,362,244	3,650,877

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc - Q3 REPORT	11

Leading Brands, Inc.
Interim Consolidated Statement of Changes in
Shareholders’ Equity

(UNAUDITED)	Three months ended		Nine months ended
(EXPRESSED IN CANADIAN DOLLARS)	November 30		November 30
	2012	2011	2012	2011
Common Stock
Beginning of period	$33,486,541	$37,396,907	$36,678,050	$40,607,350
Shares issued during the period	-	12,371	29,757	19,251
Shares cancelled during the period	(393,212)	(456,437)	(3,614,478)	(3,673,760)
	$33,093,329	$36,952,841	$33,093,329	$36,952,841
Treasury Stock
Beginning of period	$-	$(5,612)	$-	$(19,536)
Shares issued during the period	(143,383)	(450,825)	(246,509)	(3,654,224)
Shares cancelled during the period	143,383	456,437	246,509	3,673,760
	$-	$-	$-	$-
Additional Paid-In Capital
Beginning of period	$17,752,777	$15,124,356	$15,815,876	$12,640,803
Shares cancelled during the period	249,829	326,986	2,096,856	2,577,478
Stock based compensation on issued options	32,005	26,381	121,879	259,442
	$18,034,611	$15,477,723	$18,034,611	$15,477,723

Accumulated Other Comprehensive Income	$577,916	$577,916	$577,916	$577,916
Beginning of period	-	-	-	-
Foreign exchange translation adjustment	$577,916	$577,916	$577,916	$577,916

Accumulated Deficit	$(39,583,486)	$(40,857,141)	$(40,587,442)	$(41,951,191)
Beginning of period	(376,293)	245,126	627,663	1,339,176
Net income (loss)	$(39,959,779)	$(40,612,015)	$(39,959,779)	$(40,612,015)

Total Shareholders’ Equity	$11,746,077	$12,396,465	$11,746,077	$12,396,465

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

12	Q3 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ended		Nine months ended
(EXPRESSED IN CANADIAN DOLLARS)	November 30		November 30
	2012	2011	2012	2011
Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss) for the year	$(376,293)	$245,126	$627,663	$1,339,176
Items not involving cash
Depreciation of property, plant and equipment	176,760	170,002	498,501	505,645
Amortization of leasehold Inducement	(6,390)	(6,390)	(19,170)	(19,170)
Stock based compensation expense	32,005	26,381	121,879	259,442
Change in derivative liability	(20,158)	(24,607)	21,155	19,258
Change in deferred tax asset	(98,044)	99,702	307,312	620,579
Loss on disposal of assets	34,466	-	52,606	9,622
Changes in non-cash operating working	351,267	453,853	127,542	(281,623)
capital items	93,613	964,067	1,737,488	2,452,929

INVESTING ACTIVITIES
Purchase of capital assets	(311,974)	(59,152)	(882,012)	(354,541)
	(311,974)	(59,152)	(882,012)	(354,541)

FINANCING ACTIVITIES

Issue of common shares	-	-	29,757	-
Repurchase of common shares	(143,383)	(1,239,427)	(1,517,622)	(1,742,342)
Repayment of long-term debt	(33,966)	(111,467)	(100,363)	(1,057,495)
	(177,349)	(1,350,894)	(1,588,228)	(2,799,837)
Decrease in cash and cash equivalents	(395,710)	(445,979)	(732,752)	(701,449)
Cash and cash equivalents, beginning of year	852,497	1,615,128	1,189,539	1,870,600
Cash and cash equivalents, end of year	$456,787	$1,169,151	$456,787	$1,169,151

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$4,219	$17,282	$9,128	$75,122
Interest received	$-	$2,852	$271	$9,578

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc - Q3 REPORT	13

Leading Brands, Inc.
Notes to the Interim Consolidated Financial Statements
For the three and nine month periods ended November 30, 2012

(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING PRINCIPLES

Nature of Operations

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded and licensed brands. The Company also bottles beverages for third parties under contract.

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited financial statements for the year ended February 29, 2012. Certain prior period amounts have been reclassified to conform with the current period presentation.

Interim Financial reporting

These unaudited interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 29, 2012. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	November 30,	February 29,
	2012	2012
Finished goods	$464,825	$610,421
Raw Materials	574,336	671,232
	$1,039,161	$1,281,653

3. PREPAID EXPENSES AND DEPOSITS

	November 30,	February 29,
	2012	2012
Slotting fees	$184,901	$29,354
Insurance premiums	103,680	61,459
Rental deposits and other	110,364	82,837
	$398,945	$173,650

4. LONG-TERM DEBT

	November 30,	February 29,
	2012	2012

Capital lease, principal and interest repayable at $12,729 per month including interest at a five-year fixed rate of 6.125% per annum and maturing in September 2014	$286,863	$353,226

Less: current portion	(141,174)	(134,852)

	$111,689	$218,374

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at November 30, 2012, $540,066 of the facility was available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50%. The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at November 30, 2012 and February 29, 2012.

5. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statement of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be clas-sified as a liability until such a time as they are granted, cancelled, forfeited, or exercised.

The change in derivative liability for non-employee options is summarized as follows:

	November 30,	February 29,
	2012	2012
Balance, beginning of the year	$263,143	$245,983
Fair value of options granted	-	-
Fair value of options exercised	-	-
Change in fair value of options	21,154	17,160
	$284,297	$263,143

14	Q3 REPORT - Leading Brands, Inc

6. SHARE CAPITAL

The Company’s issued share capital is as follows:

	Common Shares
	Shares	Amount
Balance, February 29, 2012	3,236,668	$36,678,050
Shares issued in the quarter	-	-
Shares cancelled in the quarter	-	-
Balance, May 31, 2012	3,236,668	$36,678,050
Shares issued in the quarter	10,000	29,757
Shares cancelled in the quarter	(284,320)	(3,221,266)
Balance at August 31, 2012	2,962,348	33,486,541
Shares issued in the quarter	-	-
Shares cancelled in the quarter	(34,785)	(393,212)
Balance at November 30, 2012	2,927,563	$33,093,329

The Company’s issued and outstanding share purchase options balance as at November 30, 2012 is 964,433 options with a weighted average exercise price of US$3.04. Of these options, 925,850 have vested at a weighted average exercise price of US$3.02. In the third quarter, 2,000 options were cancelled. No options were granted, exercised or forfeited in the period. Subsequent to quarter end, 10,000 stock options were exercised on December 4, 2012.

The Company’s issued and outstanding share purchase warrants as at November 30, 2012 total 363,400, each exercisable at a price of US$19.75 for one common share and all of the warrants expire on February 9, 2013. No warrants were granted, cancelled, forfeited, or exercised in the period.

7. RELATED PARTY TRANSACTIONS

The following related party transactions not disclosed elsewhere are as follows:

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$63,000	$63,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	$132,000	$132,000	$396,000	$396,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$22,400	$20,800	$62,400	$57,900

iv)	Incurred management fees with a company related by an offcer in common, Dave Read	$63,000	$61,350	$212,550	$183,600

v)	Incurred hotel and restaurant services from a company related by a director in common, R. Thomas Gaglardi	$716	$322	$3,156	$5,750

vi)	Incurred bottling services from a company related by a director in common, Ralph McRae	$43,300	-	$74,464	-

8. CHANGES IN NON-CASH WORKING CAPITAL

	Three months ended
	November 30	November 30
	2012	2011
Accounts receivable	$49,714	$330,586
Inventory	450,418	273,697
Prepaid expenses and deposits	(246,869)	(100,500)
Accounts payable and accrued liabilities	98,004	(49,930)
Changes in non-cash operating working capital items	$351,267	$453,853

	Nine months ended
	November 30	November 30
	2012	2011
Accounts receivable	$167,436	$117,495
Inventory	242,492	(201,102)
Prepaid expenses and deposits	(148,039)	(23,811)
Accounts payable and accrued liabilities	(134,347)	(174,205)
Changes in non-cash operating working capital items	$127,542	$(281,623)

Leading Brands, Inc - Q3 REPORT	15

9. COMMITMENTS AND CONTINGENCIES

The Company is committed to annual operating leases and other purchases with minimum payments of $615,583 in the next year and $2,571,851 over the following nine years.

The Company is party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

11. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

16	Q3 REPORT - Leading Brands, Inc

Leading Brands, Inc. At a Glance
Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations
Ralph D. McRae
Chairman, President and Chief Executive Offcer
Robert Mockford
VP of Operations
Dave Read
Executive Vice-President

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

Leading Brands, Inc - Q3 REPORT	17